FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

SAMI Brokerage LLC
Year Ended December 31, 2019
With Report and Supplemental Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMI Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Orlando 203-321-1136

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean M. Orlando _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMI Brokerage LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CFO - FinOP
_____
Title



Notary Public

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMI Brokerage LLC
Financial Statements and
Supplemental Information

Year Ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of SAMI Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SAMI Brokerage LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
Des Moines, Iowa
February 27, 2020

1

SAMI Brokerage LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	**438,320**
Receivable from Spectrum Asset Management, Inc.	**17,700**
Total assets	**456,020**

Liabilities and member's equity

Accounts payable	**36,560**
Total liabilities	**36,560**
Member's equity	**419,460**
Total liabilities and member's equity	**456,020**

See accompanying notes.

SAMI Brokerage LLC

Statement of Operations
Year Ended December 31, 2019

Revenues		
Commissions	$	135,804
Total revenues		135,804
Expenses		
Clearing and execution fees		119,453
Regulatory fees		53,402
Other operating expenses		61,189
Total		234,044
Expense allocation from parent		300,000
Total expenses		534,044
Loss before income taxes		(398,240)
Income tax benefit		(89,923)
Net loss	$	(308,317)

See accompanying notes.

SAMI Brokerage LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2019

	Total Member's Equity
Balance at January 1, 2019	$ –
Contributions	727,777
Distributions	–
Net loss	(308,317)
Balance at December 31, 2019	$ **419,460**

See accompanying notes.

SAMI Brokerage LLC

Statement of Cash Flows
Year Ended December 31, 2019

Operating activities		
Net loss	$	(308,317)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from Spectrum Asset Magagement, Inc.		(17,700)
Accounts payable		36,560
Net cash used in operating activities		(289,457)
Financing activities		
Member contributions		727,777
Net cash provided by financing activities		727,777
Net increase (decrease) in cash and cash equivalents		438,320
Cash and cash equivalents at beginning of year		–
Cash and cash equivalents at end of year	$	438,320

See accompanying notes.

SAMI Brokerage LLC

Notes to Financial Statements

December 31, 2019

1. Organization

Organization and Nature of Business

SAMI Brokerage LLC (the "Company") was formed on January 2, 2019 as a Delaware limited liability company. Prior to that, the Company's operations were part of Spectrum Asset Management, Inc.("Spectrum") The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), providing security investment brokerage for institutional clients. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC ("NFS").

The Company is a wholly owned subsidiary of Spectrum which is a wholly owned subsidiary of Principal Global Investors Holding Company (US), LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company is required to hold cash on deposit with NFS. The amount held on deposit with NFS is $300,000 as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual results could differ from the estimates and assumptions utilized.

SAMI Brokerage LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company adopted *Revenue from Contracts with Customers (ASC Topic 606)*, using the modified retrospective method. The guidance replaces all general and most industry specific revenue recognition guidance previously prescribed by U.S. GAAP. In accordance with *ASC Topic 606*, an entity recognizes revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of the guidance did not change the timing of revenue recognition or result in financial statement changes related to contract costs for the Company.

Commission revenue is earned through brokerage services and the performance obligation is satisfied at the time the trade is executed.

Income Taxes

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted

Broker Commissions and Fees

The Company earns commissions on certain trades it executes on behalf of its customers. The clearing and execution operations are performed by NFS. The Company is charged clearing fees for all trades cleared through NFS. The Company also incurs execution costs for certain trades executed over an exchange. As of December 31, 2019, the total amount payable to NFS (net of commission revenue and clearing/execution costs) is $9,380 and is included in Accounts Payable on the Statement of Financial Condition.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes no taxes during 2019.

Income tax expense (benefit) was as follows as of December 31, 2019:

Current income taxes (benefits):		
U.S. federal	$	(81,958)
State		(7,965)
Total current income taxes (benefits)	$	(89,923)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2019 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2019.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

SAMI Brokerage LLC

Notes to Financial Statements (continued)

4. Related-Party Transactions

The Company has entered into an expense reimbursement agreement with Spectrum to reimburse Spectrum for certain office and administrative services that Spectrum pays on the Company's behalf. These costs are settled on an annual basis net of tax credits, or as agreed upon between the Company and Spectrum. As of December 31, 2019, total amounts billed to the Company for 2019 was $300,000, and $17,700 was receivable from Spectrum as of December 31, 2019 due to tax credits.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2019, the Company had defined net capital of $401,760 which was $396,760 in excess of its required minimum net capital of $5,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .9 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

6. Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Supplemental Information

SAMI Brokerage LLC

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2019

1. Total ownership equity from statement of financial condition	$ 419,460
2. Deduct ownership equity not allowable for net capital	
3. Total ownership equity qualified for net capital	419,460
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits	
5. Total capital and allowable subordinated liabilities	419,460
6. Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (Notes B and C)	17,700
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities – proprietary capital charges	
D. Other deductions and/or charges	
7. Other additions and/or allowable credits	
8. Net capital before haircuts on securities positions	401,760
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Trading and investment securities:	
1. Exempted securities	
2. Debt securities	
3. Options	
4. Other securities	
D. Undue concentration	
E. Other	
10. Net capital	$ 401,760

SAMI Brokerage LLC

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1 (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	2,437
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		396,760
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	395,760

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	36,560
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
19. Total aggregate indebtedness	$	36,560
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		9.10%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		0.00

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

SAMI Brokerage LLC

Schedule I –Computation of Net Capital
Under SEC Rule 15c3-1(continued)

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the company's corresponding, unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2019.

SAMI Brokerage LLC

Schedule II –Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2019

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below
the section upon which such exemption is based (check one
only):
   A. (k)(1) – Limited business (mutual funds and/or
        variable annuities only)
   B. (k)(2)(i) – "Special Account for the Exclusive
    Benefit of Customers" maintained
   C. (k)(2)(ii) – All customer transactions cleared through
    another broker-dealer on a fully-disclosed basis. Name of
    clearing firm: National Financial Services LLC.   X
   D. (k)(3) – Exempted by order of the Commission

SAMI Brokerage LLC

Schedule III – Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3

December 31, 2019

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that Rule.

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of SAMI Brokerage LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of SAMI Brokerage LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including a copy of the check. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments including monthly revenue detail from the revenue sub-ledger. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether SAMI Brokerage LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 27, 2020

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of SAMI Brokerage LLC.

We have reviewed management's statements, included in the accompanying SAMI Brokerage LLC's Exemption Report, in which (1) SAMI Brokerage LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, IA
February 27, 2020



SPECTRUM

SAMI Brokerage LLC Exemption Report

SAMI Brokerage LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
(2) The Company met the identified exemption provisions in 17 C.F.R. 240 15c3-3 (k) throughout the period from January 1, 2019 to December 31, 2019.

SAMI Brokerage LLC

I, Jean Orlando, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

J M Orlando

Title: Chief Financial Officer SAMI Brokerage LLC

February 27, 2020

Spectrum Asset Management, Inc.
2 High Ridge Park, Stamford, CT 06905/ (203)322-0189/ FAX (203) 968-1455/ www.samipfd.com
A member of the Principal Financial Group®